(FORMERLY QUEST CAPITAL CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

INTRODUCTION

The following information, prepared as of March 10, 2011, should be read in conjunction with the audited annual consolidated financial statements of Sprott Resource Lending Corp. (“SRLC” or the “Company”, formerly Quest Capital Corp.) as at December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The year ended December 31, 2010 brought significant changes to the Company’s lending strategy. On August 17, 2010, the Company’s shareholders approved a plan, implemented on September 7, 2010, to rebrand the Company as a natural resource lender, providing financing to companies in the mining and energy sectors under the name Sprott Resource Lending Corp. Prior to the change in lending strategy, the Company invested in mortgages secured by Canadian real estate and operated under the name Quest Capital Corp. The strategic shift from real estate to natural resource lending positions the Company to finance a growing component of mid-tier resource companies that are not being served by conventional banks. A resource-based portfolio is expected to produce attractive interest yields, with the additional upside of bonus arrangements in the form of securities of the borrower.

Since receiving shareholder approval, the Company has made significant strides towards its rebranding. First, the Company has entered into definitive agreements with Sprott Lending Consulting LP (“Sprott LP”), a subsidiary of Sprott Inc. (see “Material Contracts” herein), allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector. Second, the Company has commenced resource lending activities. As at December 31, 2010, $5 million in resource loans had been advanced and, subsequent to December 31, 2010, a further $39 million has been advanced.

During the transition to resource lending, the Company continues to monetize its remaining real estate loan portfolio. During 2010, SRLC monetized real estate loans for approximately $161 million through loan repayments and assignments, and a further $18 million has been monetized to date in 2011.

Going forward, the Company will only provide additional real estate financing where it is committed to do so under existing loan agreements, or as a disbursement to protect the value of its existing loans or foreclosed properties. The timing for monetizing remaining real estate loans and foreclosed properties is difficult to accurately predict; however, management is targeting substantial completion of its real estate loan monetization by the end of the second quarter of 2011 at which time it expects very few real estate loans to remain.

RESOURCE LENDING

As a natural resource lender, the Company finances companies that operate in the precious and base metal mining and energy sectors. The Company may lend to any resource or energy related providers, but financing is available primarily to companies that are in late stage exploration and development, or early stage production, and may be provided in two forms:

1.	Bridge loans, whereby interest payments are determined through a prescribed interest rate and are paid in a stated currency; and

2.

Precious metals loans, whereby loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically, gold or silver). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices.

Typical lending criteria for resource loans are as follows:

Loan Terms	Precious Metals Loans	Bridge Loans
Principal amount	Typically $10 million - $20 million, but may not exceed $25 million, unless syndicated	Typically $5 million - $10 million, but may not exceed $25 million, unless syndicated

Purpose	Production expansion, working capital, construction, general corporate purposes, acquisitions	Production expansion, working capital, construction, general corporate purposes, acquisitions

Sectors	Mining	Mining (including precious and base metals) and energy

Rate	25% internal rate of return (prior to any hedging arrangements), with approximately 5%-10% in bonus securities or cash	12% per annum, plus approximately 8%-10% in bonus securities or cash

Currency	Repayments in US dollars based on the market price of an underlying commodity (e.g. product of a predetermined number of ounces of gold and the gold spot price)	Canadian or US dollars

Term	Generally 12 to 36 months	Generally 6 to 24 months

Security	General security agreement and/or specific security	General security agreement and/or specific security

Security

Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that, in the opinion of management, have a fair market value in excess of the amount advanced, as of the date of the commitment to fund the loan. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-GAAP MEASURES

Return on equity (“ROE”) and return on assets (“ROA”) are commonly used measures to compare the performance of lenders, but do not have standardized meanings prescribed by GAAP. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE - annualized net income divided by average shareholders’ equity.

  ROA - annualized net income divided by average total assets.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

2010 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at and for the year ended December 31, 2010, which was primarily attributed to the Company’s real estate lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 - Selected Financial Information
($ thousands, except per share amounts)

	2010	2009	Change from 2009			2008
Net interest income	9,600	13,696	(4,096)	(30%	)	43,852
Loan loss expense, net of recoveries	(21,760)	(31,549)	9,789	31%		(13,735)
(Loss) income before income taxes	(25,935)	(28,196)	2,261	8%		21,819
Net (loss) income	(36,984)	(21,633)	(15,351)	(71%	)	22,831
(Loss) earnings per share - basic and diluted	(0.25)	(0.14)	(0.11)	(79%	)	0.16
ROE[1]	(14% )	(8% )				8%
ROA[1]	(13% )	(6% )				6%
Common share dividends per share	-	-				0.16

	December 31	December 31	Change from December 31, 2009			December 31
	2010	2009				2008
Cash deposits	107,720	4,729	102,991	2,178%		1,621
Investments and held for trading securities	20,866	-	20,866	N/A		-
Loans receivable	90,787	272,197	(181,410)	(67%	)	367,825
Foreclosed properties held for sale	29,807	1,956	27,851			4,259
Total assets	250,966	298,400	(47,434)	(16%	)	384,255
Non-recourse loan syndication	-	20,677	(20,677)	(100%	)	-
Preferred share liability	-	-	-	-		38,724
Revolving debt facility	-	-	-	-		50,153
Total liabilities	5,059	24,493	(19,434)	(79%	)	93,256
Shareholders' equity	245,907	273,907	(28,000)	(10%	)	290,999
Common shares outstanding	154,694,758	151,342,734	3,352,024	2%		146,789,711
Book value per share	1.59	1.81	(0.22)	(12%	)	1.98
Impaired loans - carrying value	86,495	142,700	(56,205)	(39%	)	85,730
Loan loss provision	23,913	33,280	9,367	(28%	)	11,279
Provision as a percentage of impaired loans	22%	19%				12%

   1     See section “Non-GAAP Measures” for definitions.

For the year ended December 31, 2010, net interest income was $4.1 million lower than for the year ended December 31, 2009. Included in net interest income for 2009 was a total $9.6 million interest expense for dividends paid on preferred shares and interest paid on a revolving debt facility. The preferred shares were redeemed and the debt facility was repaid in late 2009, so no equivalent charges have been incurred in 2010. Excluding the impact of preferred share dividends and debt interest expense, net interest income decreased by $13.7 million from 2009 to 2010, owing to a decrease in the principal balance of performing loans. The aggregate principal balance of performing loans decreased as a result of the Company’s loan monetization efforts and because of an increase in loan impairments; the Company does not record interest income on impaired loans.

Net loss increased by $15.4 million to $37.0 million in 2010 compared with $21.6 million in 2009, primarily the result of a valuation allowance recorded against future income tax assets, lower net interest income, and higher salaries, benefits and stock-based compensation. The impacts of these items were partially offset by lower interest expense and loan loss expenses. Basic and diluted loss per share was $0.25, an increase of $0.11 per share compared with 2009.

The Company’s total assets as at December 31, 2010 were $47.4 million less than at December 31, 2009. The decrease resulted primarily from $21.8 million in new loan loss provisions, an $11.5 million valuation allowance against future income tax assets, and reductions in cash from the repurchase and cancellation of $17.2 million of the Company’s common shares and the repayment of the $20.7 million non-recourse loan syndication liability recorded as at December 31, 2009. The combined impact of these transactions on total assets was partially offset by $24.7 million in cash receipts from a private placement of common shares.

Total liabilities as at December 31, 2010 decreased by $19.4 million from those at December 31, 2009. The decrease resulted primarily from the $20.7 million repayment of non-recourse loan syndication payable during 2010. This decrease was partially offset by increases in accruals for loan monetization bonuses and employee severance.

SRLC’s shareholders' equity as at December 31, 2010 was $28.0 million less than at December 31, 2009 owing to $17.2 million in common shares repurchased by the Company by way of substantial and normal course issuer bids during 2010 and $37.0 million in annual net loss. The impacts of these items were partially offset by an increase to shareholders’ equity from a $24.7 million private placement of common shares in 2010.

DIVIDEND UPDATE

When the Company’s portfolio of resource loans has reached a size that produces sufficient free cash flows, the Company plans to adopt a common share dividend policy calculated as the proportion of the Company’s average net assets equal to the average 30-year Government of Canada bond yield, or similar index. Management believes the size of the resource loan portfolio required to support regular dividend payments is approximately $100 million and, while the timing of such dividend payments cannot be accurately predicted, it is intended that dividend payments will commence in 2011. As the Company’s resource loan portfolio grows beyond $100 million, the Company would look to increase the level of dividends beyond the average 30-year Government bond yield.

Historically, the Company’s common share dividend policy was guided by its status as a mortgage investment corporation (“MIC”). A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) that allowed the Company to reduce its taxable income through the payment of dividends to its shareholders. The Company retained its MIC status through December 31, 2010, but with its focus on resource lending, beginning January 1, 2011, the Company is no longer a MIC and future dividends will not be treated as a taxable deduction in the calculation of the Company’s taxable income.

OUTLOOK

The financial outlook over 2011 is guided by the Company’s transition from real estate lending to resource lending and the ability to generate resource loans. The Company is encouraged by the growth of its resource loan portfolio to date, and income generated from existing resource loans is expected to result in flat or moderate operating earnings in the first half of 2011. The values of certain loans, as well as shares and warrants received in conjunction with the Company’s lending activities, may be subject to volatility based on the prices of precious metals underlying these loans and movements in the value of the shares and warrants. While the exact timing cannot be accurately predicted, the Company plans to build its resource loan portfolio to a size that generates earnings growth and supports dividend payments during 2011.

With $39 million advanced in resource loans subsequent to December 31, 2010 and approximately $104 million in available cash deposits and investments in funds, SRLC is positioned to take advantage of opportunities that meet the Company’s resource lending criteria.

Recent increases in precious and base metal prices have resulted in strong equity markets in the resource sector, which reduces the demand by resource companies to utilize the Company’s typical debt financing. However, commodity price gains have also led to resurgences in both the exploration and development of natural resources, and the Company continues to see a strong pipeline of lending opportunities and remains encouraged by the level of potential transaction activity. Additionally, through the receipt of bonus shares and warrants in borrowers, the Company will participate in their equity up-side.

On the real estate side of the Company’s loan base, all remaining real estate loans are impaired, and cash flows from these loans are expected to come only through loan and property sales. Subsequent to December 31, 2010, the Company collected $18 million from real estate loan monetization. However, the timing and proceeds from monetization of the remaining real estate loans and foreclosed properties remains uncertain, and may result in further losses. When determining the appropriate exit strategies for its remaining real estate loans and foreclosed properties, the Company considers the timing and amounts of monetization proceeds against the income potential from reinvesting these proceeds in resource loans.

RESULTS OF OPERATIONS

Table 2 - Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
($ thousands)

		2010		2009		2008
Interest and other income	$	%	$	%	$	%
Interest income	10,118	(84)	24,975	(139)	46,819	154
Interest and syndication expense	(518)	4	(11,279)	63	(2,967)	(10)
Loan loss expense, net of recoveries	(21,760)	181	(31,549)	175	(13,735)	(45)
Gain (loss) on sale of loans and foreclosed properties	249	(2)	(218)	1	-	-
Loss on revaluation of foreclosed properties held for sale	(200)	1	-	-	-	-
Gain on investments and securities held for trading	55	-	-	-	-	-
Syndication fees and other income	37	-	62	-	308	1
	(12,019)	100	(18,009)	100	30,425	100

Non-interest expenses
Salaries and benefits	8,082	58	5,806	57	3,120	36
Stock-based compensation	1,417	10	445	5	1,020	12
Legal and professional services	1,524	11	1,041	10	1,348	16
Asset reclamation	199	2	235	2	481	5
Management services	604	4	-	-	-	-
Other expenses	2,090	15	2,660	26	2,637	31
	13,916	100	10,187	100	8,606	100
(Loss) income before income taxes	(25,935)		(28,196)		21,819
Income tax expense (recovery)	11,049		(6,563)		(1,012)
Net (loss) income and comprehensive (loss) income	(36,984)		(21,633)		22,831

Net (loss) income and comprehensive (loss) income

Net loss for the year ended December 31, 2010 was $37.0 million compared with a net loss of $21.6 million for the year ended December 31, 2009. This $15.4 million increase primarily resulted from a decrease in interest income and a full valuation allowance against the Company’s future income tax asset, which were partially offset by decreases in loan loss and interest expenses.

Compared with net income before income taxes of $21.8 million in 2008, net losses before income taxes incurred in 2010 and 2009 of $25.9 million and $28.2 million, respectively, resulted from challenges in the Canadian real estate markets that followed the credit crisis and global recession beginning in late 2008. During these years, the availability of take-out financing was unavailable to many of the Company’s borrowers, and sales of completed residential units slowed. Much of the Company’s real estate loan portfolio was impaired in 2010 and 2009, resulting in lower interest income and greater loan loss expenses. The decrease in net losses before income taxes of $2.3 million from $28.2 million in 2009 to $25.9 million 2010 was a result of a $9.8 million decrease in loan loss expense and $10.8 million reduction in interest and syndication expense. The impact of these expense reductions was partially offset by a $14.9 million decrease in interest income and increases in salaries and benefits, stock-based compensation and legal and professional expenses of $2.3 million, $1.0 million and $0.5 million, respectively.

As at December 31, 2010, 2009 and 2008, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying values. As a result, there was no other comprehensive loss or income to report for these years.

Interest income

Interest income includes loan interest at the stated loan rate, excluding interest that had not been accrued on impaired loans, plus loan commitment fees net of originators’ fee expense. Interest is calculated using the effective interest rate method.

Interest income decreased $14.9 million or 59% to $10.1 million in 2010, compared with the $25.0 million in 2009 and $46.8 million in 2008. The 2010 decrease compared with 2009 was owing to a 45% decrease in the average carrying value of loans receivable from $336.3 million in 2009 to $184.0 million in 2010. In addition, the annualized interest yield on the entire loan portfolio was 5% in 2010, down from 7% in 2009. This decrease was a result of an increase in the proportion of impaired loans, on which no interest income was recorded, within the overall loan portfolio. In 2008, the average carrying value of loans receivable was $339.2 million and the annualized interest yield was 14%.

Interest and syndication expense

Interest and syndication expense for the year ended December 31, 2010 relates primarily to commitment fees paid on a standby line of credit obtained to fund potential common share repurchases under the recent substantial issuer bid, but which was cancelled, unused, in the third quarter of 2010. As the Company did not draw on this facility, no other related interest expense had been incurred.

Interest and syndication expense of $11.3 million that was incurred during 2009 includes $1.9 million in interest on a revolving debt facility, $7.7 million in First Preferred Shares, Series A dividends (treated as interest expense), and $1.7 million in non-recourse loan syndication expense. In the year ended December 31, 2009, the Company repaid the debt facility and redeemed the preferred shares, so no comparable expenses were incurred in 2010. All non-recourse loan syndications were repaid in March 2010, with $0.2 million in related interest expense in 2010.

During 2008, the Company had no preferred shares or non-recourse loan syndications outstanding, so no corresponding interest expense was incurred. All interest expense incurred in 2008 resulted from outstanding balances on the revolving line of credit.

Loan loss expense, net of recoveries

The Company recorded a $21.8 million loan loss expense for 2010, a $9.8 million decrease from 2009. The expense recorded in 2010 was a result of changes to management’s valuation of the security underlying certain loans, based on updated appraisal values or changes to the expected timing of loan monetization. The reduction in the 2010 loan loss expense compared with 2009 reflected some stabilization in real estate values during 2010, but it also reflected the cumulative loan losses already recorded on the Company’s loan portfolio prior to 2010.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Salaries and benefits

The $8.1 million expense recorded for salaries and benefits during the year ended December 31, 2010 was an increase of $2.3 million or 39% compared with 2009. This increase was the result of $4.0 million of loan monetization bonuses and $2.1 million of severance and retention packages from the transition to resource lending. These additions were partially offset by a 34% reduction in the average number of employees during 2010 compared with 2009, which resulted in lower base salary charges. The lower average number of employees in 2010 reflects the full-year impact of the closure of the Company’s Toronto office in 2009.

The increase in salaries and benefits in 2009 compared with 2008 relates primarily to the severance costs incurred from the closure of the Toronto office, which was partially offset by the salary savings from fewer employees. With the change to resource lending, the Company has now reestablished a Toronto office.

Stock-based compensation

Stock-based compensation expense of $1.4 million for the year ended December 31, 2010 was $1.0 million more than 2009, which was a result of 6,975,000 stock options granted in 2010 compared with 400,000 in 2009. In addition, the severance terms offered to employees affected by the transition to resource lending included modifications to their stock option vesting conditions that resulted in an acceleration of stock-based compensation expense.

During 2009, a significant number of stock options became fully vested or were cancelled, and no further expense was recognized on these options, resulting in a lower stock-based compensation expense compared with 2008.

Legal and professional services

Legal and professional services expense increased by $0.5 million to $1.5 million in 2010 from $1.0 million in 2009. This increase was due primarily to legal costs incurred in connection with the rebranding of the Company as a resource lender.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts” herein), the Company had accrued $0.6 million in resource lending management services, which represents a fixed annual management fee and a primary distribution based on Partnership net assets.

A secondary distribution based on Partnership net income was not recorded by the Company in 2010, as the Partnership incurred a net loss. As a result of the Partnership’s net loss in 2010, the Company has a contractual right to offset any future secondary distributions earned by Sprott LP, based on future Partnership net income, by $0.5 million; the Company will only realize this benefit when the Partnership generates sufficient profit.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses decreased by $0.6 million in 2010 compared with 2009 and 2008, as a result of administrative cost containment and savings realized from the 2009 closure of the Company’s Toronto office.

Income tax expense (recovery)

The Company recognizes a future income tax asset if the realization of non-capital tax losses, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome.

With a rapid increase in resource equity markets, the pace of resource loan deployment has been tempered. Coupled with two years of consecutive accounting losses as a result of the Company’s real estate loans, there was no objective evidence that existing future income tax assets would be realized, so management recorded a full $25.3 million valuation allowance against all future tax assets as at December 31, 2010, contributing to an $11.0 million income tax expense for 2010.

The Company has $56.1 million of non capital tax loss carry-forwards which are still available to the Company to reduce future taxable income. The first of these tax loss carry-forwards, $6.7 million, does not expire until 2015 and remaining tax loss carry-forwards do not expire until 2028 and beyond. Once the Company has profitably deployed further resource loans, the valuation allowance on its future income tax asset may be reversed, which could result in reestablishing a future tax asset of approximately $16.8 million, or $0.11 per share related to tax loss carry-forwards and other discretionary tax deductions.

Impact on operating cash flows

The Company’s net loss for the year ended December 31, 2010 translated to net cash outflows from operating activities of $1.8 million. The $21.8 million in loan loss expense, the $11.3 million future income tax expense and the $1.4 million in stock based compensation recorded during 2010 are non-cash expenses. Cash receipts from loan interest payments were insufficient to cover the Company’s operating expenses.

During the year ended December 31, 2009, although the Company incurred a net loss of $21.6 million, this net loss included a $31.5 million non-cash loan loss expense. Cash receipts from loan interest payments exceeded cash disbursements for operating expenses, and net cash flows from operating activities were $7.0 million.

During the year ended December 31, 2008, the Company’s loan portfolio was largely performing, which resulted in positive net cash flows from operating activities of $15.8 million. In addition to higher interest payments than during 2010 and 2009, net operating cash flows during 2008 also included $9.2 million in loan fees received through loan origination, compared with $0.9 million in 2010 and $0.5 million in 2009. The decrease in such fees in 2010 and 2009 compared with 2008 reflects the Company’s focus on loan monetization during these years rather than loan origination.

FINANCIAL POSITION

Table 3 - Condensed Consolidated Balance Sheets
($ thousands)

	December 31, 2010		December 31, 2009
	$	%	$	%
Cash deposits	107,720	43	4,729	1
Investments and securities held for trading	20,866	8	-	-
Loans receivable	90,787	36	272,197	91
Foreclosed properties held for sale	29,807	12	1,956	1
Future income tax assets	-	-	11,504	4
Other assets	1,786	1	8,014	3
Total Assets	250,966	100	298,400	100

Liabilities	5,059	2	24,493	8
Shareholders’ equity	245,907	98	273,907	92
Total liabilities and shareholders’ equity	250,966	100	298,400	100

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks and exclude restricted cash. The Company’s cash balance as at December 31, 2010 increased by $103.0 million from December 31, 2009 because of proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties) and the issuance of common shares, which were partially offset by the placement of excess cash in investments, repurchases of the Company’s common shares, repayments of non-recourse loan syndications and loans funded.

Investments and securities held for trading

During 2010, the Company accumulated cash deposits that were in excess of requirements for operating expenses and loan funding in the immediate future. The Company placed $20.0 million in a bond fund held with a Canadian chartered bank. The fund is redeemable on demand, but in addition to the accrual of interest, the redemption value may change for the market price fluctuations in the bonds underlying the fund.

Investments and securities held for trading as at December 31, 2010 also includes shares received as a structuring and commitment fee for a resource loan; management expects such shares to be a common feature of future resource loans. These shares allow the Company to participate in potential equity appreciation of the borrower. Regulatory restrictions require the Company to hold these shares for a stipulated holding period, but after the April 2011 expiration of this holding period, the Company may sell these shares. The shares held by the Company as at December 31, 2010 trade on a Canadian stock exchange, and the number of shares held neither represents a significant interest in the borrower’s equity, nor a significant holding of average days’ trading volumes, and are therefore considered liquid. The actual timing of the disposal of these shares depends on expectations for future share price appreciation and competing requirements for share sale proceeds.

Loans receivable

As at December 31, 2010, the Company’s loans receivable consisted of one resource loan with a carrying value of $4.3 million and 14 real estate loans with an aggregate carrying value of $86.5 million. As at December 31, 2009, the Company’s loans receivable comprised 33 real estate loans with a carrying value of $272.2 million. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized into interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 4 - Loan Portfolio
($ thousands)

	December 31, 2010		December 31, 2009
Principal outstanding	$	%	$	%

Resource loans
Mining – pre-production	5,000	4	-	-
Total resource loan principal	5,000	4	-	-

Real estate loans
Land under development	51,877	44	131,032	43
Real estate - residential	-	-	6,763	2
Real estate - commercial	33,934	29	87,493	29
Construction	27,673	23	78,318	26
Total real estate loan principal	113,484	96	303,606	100
Total principal outstanding	118,484	100	303,606	100
Accrued interest and deferred fees, net	(3,784)		1,871
Loan loss provisions	(23,913)		(33,280)
Carrying value of loans receivable	90,787		272,197

The following table summarizes the annual changes to the Company’s loan principal:

Table 5 - Loan Principal Continuity
($ thousands)

	2010	2009
	$	$
Principal balance, beginning of year	303,606	380,872
Loans funded, net of syndicate portions	24,714	37,918
Loans repaid and sold, net of syndicate portions	(156,268)	(110,667)
Reclassified as foreclosed properties held for sale	(53,568)	(4,517)
Principal balance, end of year	118,484	303,606

Loans funded during the years ended December 31, 2010 and 2009 includes both cash advances and interest and fees that are capitalized to principal. During 2010, the Company funded $19.7 million in real estate loan principal and $5 million in resource loan principal. In 2009, all funding was for real estate loan principal. Loan principal repaid and sold during 2010 and 2009 includes both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. In both years, all loans repaid and sold amounts relate entirely to real estate loans.

Difficulties in the Canadian real estate market following the global credit crisis and recession in 2008 led the Company to focus on monetizing its real estate loan portfolio rather than funding new loans in this sector during 2010 and 2009. Loans funded during 2010 and 2009 were primarily to fulfill existing loan commitments or were disbursements to protect the value of the Company’s existing investments.

In the near-term, the Company will continue to monetize its remaining real estate loans, but loan fundings will increase as the Company establishes its portfolio of resource-based loans.

As at December 31, 2010, the loan portfolio was composed of 98% first position mortgages:

Table 6 - Priority of Principal Security Charges
($ thousands)

	December 31, 2010		December 31, 2009
Principal outstanding	$	%	$	%

Resource loans
1st position	5,000	4	-	-
Total resource loan principal	5,000	4	-	-
Real estate loans
1st position	111,345	94	302,938	100
2nd position	2,139	2	668	-
Total real estate loan principal	113,484	96	303,606	100
Total principal outstanding	118,484	100	303,606	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 7 - Geographic Location of Loan Principal
($ thousands)

	December 31, 2010		December 31, 2009
Principal outstanding	$	%	$	%

Resource loans
South America	5,000	4	-	-
Total resource loan principal	5,000	4	-	-
Real estate loans
British Columbia	31,851	27	141,694	47
Prairies	80,163	68	120,912	40
Ontario	1,470	1	41,000	13
Total real estate loan principal	113,484	96	303,606	100
Total principal outstanding	118,484	100	303,606	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired and interest ceases to be recorded on the loan. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management using independent appraisals and other market knowledge. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

Where management can reasonably estimate the timing of security disposal, SRLC computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment required to determine a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

All impaired loans held by the Company as at December 31, 2010 are real estate loans, comprising 14 loans with a combined carrying value of $86.5 million. Loan loss provisions totaling $23.9 million are included in the combined carrying value of $42.6 million for 11 of these loans. For the remaining three impaired loans, with a combined carrying value of $43.9 million, management had not recorded loan loss provisions because the estimated net realizable values of the collateral securing the loans are more than their carrying values. As part of its security on remaining real estate loans, the Company has corporate and/or personal guarantees from borrowers in addition to the properties securing the mortgages. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at December 31, 2009, the Company had 17 impaired real estate loans with a carrying value of $142.7 million, net of $33.3 million in loan loss provisions.

For the year ended December 31, 2010, the Company’s loan loss provision decreased to $23.9 million from $33.3 million as at December 31, 2009. The decrease of $9.4 million resulted from $21.7 million in new loan losses during 2010, which were more than offset by $7.5 million in loan losses written-off on loan sale or discharge and $23.6 million in loan losses that were reclassified into the carrying value of foreclosed properties.

As at December 31, 2010, SRLC had no loan principal outstanding (December 31, 2009 - $15.3 million) which was classified as past due, but was not impaired because it was less than 90 days past due, or there was reasonable assurance of collection of principal and accrued interest.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the changes to the Company’s loan loss provision during the year ended December 31, 2010, by loan type and geographic location, for loans outstanding as at December 31, 2010. All impaired loans are real estate loans.

Table 8 - Summary of Impaired Loans
($ millions)

				Increase (Decrease)
			Carrying Value	to Loan Loss
			Excluding Loan	Provision in the
Geographic	Number	Property	Loss Provisions as at	Year Ended	Loan Loss Provision as
Area	of Loans	Descriptions	December 31, 2010	December 31, 2010	at December 31, 2010
Okanagan region, British Columbia	2	Land under development; residential construction	$6.3	$5.0	$5.2
Increase to loan loss provision relates to changes to sales prices and a change in the estimated net realizable value of certain properties.

Calgary region, Alberta	1	Land under development	24.3	nil	nil

Northern Alberta	5	Land under development; commercial building; residential construction	38.9	4.2	9.7
Increase to loan loss provision relates to a change in the estimated net realizable value of certain properties, partially offset by positive sales price adjustments on other properties.

Vancouver region, British Columbia	2	Land under development; commercial property	13.7	(1.2)	1.5
Decrease to loan loss provision relates to a change in the estimated net realizable value from changes to the cash proceeds used to determine the provision required for land under development.

Edmonton region, Alberta	2	Residential building; residential construction	15.1	3.1	7.4
Increase to loan loss provision relates to a change in the expected net realizable values on commercial buildings and construction projects that are being marketed.

Ontario	1	Land under development	1.5	0.1	0.1
Increase to loan loss provision relates to a change in the expected net realizable values on land under development that is being marketed.

Vancouver Island, British Columbia	1	Commercial building	10.6	nil	nil

Total	14		$110.4	$11.2	$23.9

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans between the first quarter of 2009 and the fourth quarter of 2010:

Table 9 – Impaired Loan Continuity
($ millions)

	Fourth		Third Qtr		Second		First
	Qtr 2010		2010		Qtr 2010		Qtr 2010
	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	176.8	17	157.5	14	168.6	16	176.0	17
New impaired loans	5.4	2	20.2	3	-	-	-	-
Impaired loans sold or cured	(3.2)	(2)	-	-	(7.1)	(2)	(5.4)	(1)
Loans foreclosed	(53.5)	(3)			-	-	-	-
(Repayments) advances on impaired loans	(15.1)		(0.9)		(4.0)		(2.0)
Ending impaired loans	110.4	14	176.8	17	157.5	14	168.6	16
Loan loss provision	(23.9)	11	(53.2)	15	(36.3)	13	(34.6)	14
Net carrying value of impaired loans	86.5		123.6		121.2		134.0

	Fourth		Third		Second		First
	Qtr 2009		Qtr 2009		Qtr 2009		Qtr 2009
	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	168.0	20	162.3	18	107.1	13	99.4	12
New impaired loans	40.8	2	34.4	6	52.6	5	6.3	1
Impaired loans sold or cured	(31.4)	(4)	(30.0)	(4)	-	-	-	-
Loans foreclosed	(4.7)	(1)			-	-	-	-
(Repayments) advances on impaired loans	3.3		1.3		2.6		1.4
Ending impaired loans	176.0	17	168.0	20	162.3	18	107.1	13
Loan loss provision	(33.3)	14	(26.8)	15	(20.0)	13	(14.2)	9
Net carrying value of impaired loans	142.7		141.2		142.3		92.9

The following table summarizes the loan to value (“LTV”) ratios of the Company’s performing loan principal outstanding, by maturity date, as at December 31, 2010:

Table 10 - LTV of Principal Outstanding for Performing Loans, by Maturity[1]
($ millions)

Weighted
	Number	Total	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-
Principal due 1 - 6 months	-	-	-	-	-	-	-
Principal due 7 - 12 months	-	-	-	-	-	-	-
Principal due 13 - 24 months	1	5.0	5.0	-	-	-	11%
Principal due greater than 24 months	-	-	-	-	-	-	-
	1	5.0	5.0	-	-	-	11%

[1]

Loan to value is calculated as loan principal, including commitments for future funding, divided by the market capitalization of the borrowers. Market capitalization is calculated using the most recent publicly disclosed share numbers and price data available. Impaired loans are excluded from this summary, so as at December 31, 2010, only resource loans are included.

Foreclosed properties held for sale

As the Company monetizes its impaired loans, it may foreclose on the security underlying a loan in order to enforce its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the Company has been court-awarded the right to obtain title or the right to enforce sale of the underlying security without taking title. Once classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at December 31, 2010, the Company had three foreclosed properties with a combined carrying value of $29.8 million. As at December 31, 2009, the Company had one foreclosed property with a carrying value of $2.0 million. This property was sold in the first quarter of 2010.

Future income tax assets

As at December 31, 2010, the Company had $56.1 million of non-capital tax losses available to reduce future taxable income compared with the $33.4 million that was available as at December 31, 2009. The Company has recognized future income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. As discussed further under the “Results of Operations” section herein, as at December 31, 2010, the Company provided a valuation allowance of $25.3 million against all future income tax assets, resulting in a net future income tax asset of $nil. As at December 31, 2009, the Company provided a valuation allowance of $8.0 million, and reported a net future income tax asset of $11.5 million.

The Company also recognized a future tax liability of $0.3 million as at December 31, 2010 that related to its former U.S. based operations. This amount was $0.5 million as at December 31, 2009.

Other assets

Other assets as at December 31, 2010 were $6.2 million less than at December 31, 2009, primarily owing to $5.9 million in proceeds to be collected on a loan sold in 2009 that was classified in other assets on December 31, 2009. Other assets as at December 31, 2010 include $0.8 million in cash restricted for asset retirement, $0.5 million in accounts receivable, prepaid expenses and deposits, $0.3 million in premises, equipment and intangible assets, and $0.2 million in income tax receivables.

Liabilities

Total liabilities of $5.1 million as at December 31, 2010 were $19.4 million less than $24.5 million as at December 31, 2009. The decrease primarily resulted from the repayment of $20.7 million of the Company’s non-recourse loan syndication liability recorded as at December 31, 2009. These loans were recorded on a gross basis, with SRLC’s and syndicate partners’ positions presented separately. During the first quarter of 2010, the Company repaid all of the syndicate positions in the non-recourse loans. Partially offsetting this repayment are additional December 31, 2010 accruals for real estate loan remediation bonuses, management fees and employee severance.

Shareholders’ equity

SRLC’s shareholders' equity as at December 31, 2010 was $28.0 million less than at December 31, 2009 owing to $17.2 million in common shares being repurchased by the Company through substantial and normal course issuer bids during 2010 and $37.0 million in net loss for the year. The impacts of these items were partially offset by an increase to shareholders’ equity from a $24.7 million private placement of common shares in 2010.

Further information on the Company’s capital resources is discussed in the “Liquidity and Liquidity Risk” section herein.

Contractual and constructive obligations

The Company has a contractual obligation for its leased office space in Vancouver as well as a long-term software maintenance agreement. Although the Company has not entered into a formal contract for leased office space in Toronto, SRLC has negotiated the terms of a lease arrangement with a related party, and considers this a constructive obligation. As at December 31, 2010, $1.7 million was due to be paid under these commitments between 2011 and 2013.

Additionally, the Company was contractually committed to funding $5.0 in resource loans and was constructively committed to funding another $2.7 million in real estate loan advances, subject to the borrowers meeting certain conditions. Although not contractually required, the Company expects to fund these real estate advances in order to protect the security of assets underlying the loans receivable. These advances are expected in early 2011 although their exact timing is unknown.

The following table summarizes these obligations outstanding as at December 31, 2010:

Table 11 – Contractual Obligations
($ thousands)

	Obligations Due by Year
Contractual Obligation	Total	2011	2012	2013	2014	2015
Office lease and other	1,651	716	695	240	-	-
Loan commitments	7,717	7,717	-	-	-	-
Total	9,368	8,433	695	240	-	-

The Company’s obligations for office lease and other operating items increased during 2010 as a result of a pending premises lease in Toronto, entered into to facilitate its resource loan activities. As at December 31, 2010, the Company is still in a lease for its previous headquarters in Vancouver, but the Company expects to sublease this office in 2011, which will partially offset the contractual obligations disclosed in Table 11.

As at December 31, 2009, the Company reported a contractual obligation to pay certain officers compensation of $2.0 million in 2012, contingent on the officers remaining with the Company through the terms of their respective contracts. As a result of its rebranding as a resource lender, the Company terminated these employment contracts in the third quarter of 2010, and paid $2.0 million. Consequently, no remaining obligation exists as at December 31, 2010.

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executive members: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the board to Sprott LP that are outside this agreement shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company (including a wholly-owned subsidiary), as ordinary partner, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Partnership, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) the annual profit distribution of up to 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 30-year bond yield, or similar index yield, multiplied by the net asset value of the Partnership for the year. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by them in the performance of their duties under the PA.

With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of the Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 12 - Summary of Quarterly Results
($ thousands, except per share amounts)

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2009	Qtr 2009	Qtr 2009	Qtr 2009

Interest income	902	1,880	3,800	3,536	4,165	5,222	6,891	8,697

Other (loss) income	(54)	(478)	23	650	16	124	(309)	13

Loan loss expense, net of recoveries	(724)	(16,920)	(2,533)	(1,583)	(14,987)	(8,081)	(5,884)	(2,597)

(Loss) income before taxes	(3,423)	(21,446)	(1,218)	152	(17,112)	(7,177)	(5,973)	2,066

Net (loss) income	(20,178)	(16,249)	(937)	380	(13,576)	(5,160)	(4,280)	1,383

(Loss) earnings per share - basic and diluted	(0.13)	(0.11)	(0.01)	0.00	(0.09)	(0.03)	(0.03)	0.01

Total Assets	250,966	270,297	261,282	275,428	298,400	357,404	362,452	382,824

Total Liabilities	5,059	4,706	3,451	3,082	24,493	69,842	71,495	89,062

Additional loan losses recorded during 2010 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization.

Interest income has trended downwards since the first quarter of 2009 due to an increase in the proportion of impaired loans, on which interest is not recorded, and a reduction in the performing loan portfolio due to the Company’s focus on loan monetization. Management expects that interest income will increase during 2011 as the Company increases its resource loan portfolio, but that it will be flat in the first two quarters as all remaining real estate loans are impaired.

Total assets have trended downwards since the first quarter of 2009 as a result of loan losses recorded throughout 2009 and 2010 and a valuation allowance taken against future income tax assets in the fourth quarter of 2010. Additionally, the Company repaid significant liabilities outstanding during 2009 and 2010: a revolving debt facility was repaid during the second quarter of 2009; preferred shares, classified as liabilities, were redeemed during the fourth quarter of 2009; and non-recourse loan syndications were repaid in the first quarter of 2010. The settlement of these liabilities not only contributed to the declining trend in total assets, but also in total liabilities throughout 2009 and the first quarter of 2010.

Fourth quarter 2010 highlights

In December 2010, the Company funded its first resource loan, advancing $5.0 million on a $10 million facility. As compensation for structuring and committing to the facility, the Company received shares in the borrower, valued at $0.8 million at the time of the advance and $0.1 million in cash structuring fees. The initial value of these fees, net of legal costs incurred to originate the loan, is deferred and will be amortized into income over the term of the loan.

The Company continued to monetize its real estate loan portfolio, collecting $28.6 million during the quarter. For this period, a net loan loss expense of $0.7 million was recorded, relating to changes in management’s cash flow expectations for remaining real estate loans, all of which were impaired as at December 31, 2010. The Company also foreclosed or was granted the legal right to foreclose three real estate properties. At the time of foreclosure, the related loans receivable had a combined carrying value of $30.0 million, which was reclassified from loans receivable to foreclosed properties. Subsequent to foreclosure, a $0.2 write-down was recorded on one property.

Through the proceeds from loan monetization, the Company’s cash position grew during the fourth quarter. The Company placed $20 million in a redeemable bond fund. Excluding this amount the Company’s cash balance as at December 31, 2010 was $107.7 million.

Net loss during the fourth quarter was $20.2 million. The primary contributor to this loss was a $16.8 million valuation expense related to the Company’s future income tax assets (see further discussion under “Results of Operations” herein). In addition, the Company recorded a $0.7 million net loan loss expense, there was a decline in interest income to $0.9 million, resulting from the impairment of all remaining real estate loans on which no interest income is recorded. Non-interest expenses incurred during the fourth quarter included $1.5 million for salaries and benefits, $0.6 million in management services, $0.5 million for stock-based compensation, $0.3 million for legal and professional services, and $0.6 million for office, regulatory and sundry items.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of its audited consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Future tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes of a change in tax rates will be recognized in net (loss) income in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of future income tax assets does not meet the more likely than not realization test. In determining whether future income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. When cumulative net losses have been incurred during recent years, it becomes a significant piece of negative evidence which is difficult to overcome in concluding that future income tax assets are recoverable.

The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not change any previously existing accounting policies in the year ended December 31, 2010, but one new policy was adopted.

As part of the change in lending activities to natural resource loans, the Company has established a partnership through which natural resource lending will be conducted, further described in the “Material Contracts” section herein. Pursuant to the PA, the ordinary partners (i.e. the Company and a wholly-owned subsidiary) hold 100% of the voting Partnership units and maintain control over key lending, strategic and operational decisions.

The managing partner, Sprott LP, administers the day-to-day Partnership operations and provides senior management expertise, and holds Partnership units without voting rights. As the Company maintains 100% of the voting control over the Partnership, the Partnership is fully consolidated in the Company’s financial statements.

As compensation for its services, Sprott LP receives priority Partnership distributions. These distributions are classified as a management services expense. To the extent that adjusted Partnership net income is less than the annual hurdle in a given year, this short-fall is carried forward and added to the annual hurdle in the distribution calculation for the subsequent year.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board of the CICA confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for the fiscal years beginning on or after January 1, 2011. As a result, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011. The Company’s transition date to IFRS is January 1, 2010, and all comparative information relating to subsequent dates will be prepared in accordance with IFRS.

The Company developed an IFRS transition plan to ensure that its financial statements will comply with IFRS, and to assess the impact of IFRS on its internal controls and financial reporting systems. The transition plan incorporates two broad stages: i) assessing the impact of IFRS on accounting policies and financial reporting, and ii) assessing the impact on the Company’s business processes.

Impact of IFRS on accounting policies and financial reporting

The Company has identified the preliminary differences between Canadian GAAP and IFRS for its January 1, 2010 transition date balance sheet, which it expects to report in its interim consolidated financial statements for the three months ended March 31, 2011.

These differences, which have not been audited and are subject to further change based on management’s on-going IFRS transition project, are as follows:

Table 13 - Unaudited Reconciliation of January 1, 2010 Balance Sheet between Canadian GAAP and IFRS

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	4,729	(i)	(47)	-	4,682
Restricted cash	1,103	(i)	(1,103)	-	-
Sold loans receivable	-	(iv)	-	5,958	5,958
Prepaid expenses, deposits and other receivables	6,365	(i)(iv)	13	(5,958)	420
Income tax receivable	-		-	-	-
Loans receivable	272,197		-	-	272,197
Foreclosed properties held for sale	1,956		-	-	1,956
Deferred income tax assets	11,504		-	-	11,504
Premises and equipment	429		-	-	429
Intangible assets	117		-	-	117
Equity method investments	-	(i)	633	-	633
Total assets	298,400		(504)	-	297,896

Liabilities
Accounts payable and accrued liabilities	2,793	(i)	(191)	-	2,602
Income tax payable	161		-	-	161
Non-recourse loan syndication	20,677		-	-	20,677
Asset retirement obligation	313	(i)	(313)	-	-
Deferred income tax liabilities	549		-	-	549
Total liabilities	24,493		(504)	-	23,989

Shareholders’ Equity
Share capital	210,433		-	-	210,433
Contributed surplus	9,223	(ii)	315	-	9,538
Retained earnings	54,251	(ii)	(315)	-	53,936
Cumulative currency translation adjustment	-	(iii)	-	-	-
	273,907		-	-	273,907
	298,400		(504)	-	297,896

Notes to Table 13 adjustments and reclassifications

i)      Equity method accounting

Under Canadian GAAP, the Company accounted for its 75% holding in Castle Mountain Venture (“CMV”) using the proportionate consolidation method. Accordingly, 75% of all balance sheet items from CMV were included in the consolidated balance sheet on a line-by-line basis.

Under IFRS, the Company accounts for its holding in CMV using the equity method. Accordingly, 75% of the joint venture’s net assets are combined into one line item, “equity method investments” in the consolidated balance sheet. Subsequent to initial recognition, the equity method investment is increased for equity method investment income and additional contributions to the joint venture, and is decreased for equity method investment losses and receipts from the joint venture.

ii)    Stock-based compensation

Under Canadian GAAP, the Company amortized the total fair value of each stock option grant into income on a straight-line basis over the vesting period.

Under IFRS options granted in one tranche that vest on a graded basis (i.e. over a series of separate dates) are treated as a number of separate option grants. The fair values of options vesting on each separate date are amortized to income over the lives of each unique vesting period. As a result, total stock-based compensation for an option grant is ultimately the same under IFRS as under Canadian GAAP, but a greater portion of the expense is recognized in the early vesting periods and a lower portion in the later vesting periods under IFRS compared with Canadian GAAP.

iii)   Currency translation adjustments

Under Canadian GAAP, the Company used the current rate method to translate the accounts of foreign-based subsidiaries. As such, foreign exchange gains and losses would have ordinarily been recorded to a currency translation adjustment account in equity. However, as the Company’s net investment in its foreign subsidiary was negative, translation gains and losses arising from the consolidation of foreign-based subsidiaries into Canadian dollars were recorded in income. The Company also recorded all gains and losses arising from the translation of intercompany receivables and payables denominated in foreign currencies directly in income.

Under IFRS, currency translation gains and losses arising from the consolidation of foreign-based subsidiaries are recorded in a currency translation account in equity and are released into income only on the disposal of the entity. Also, gains or losses arising from the translation of foreign-denominated intercompany receivables and payables are ordinarily recorded in income, unless they are deemed to be investments in subsidiaries; in the latter case, they are recorded in a currency translation adjustment account. As at January 1, 2010, no IFRS adjustments were required, but such adjustments could be required in subsequent periods.

iv)    IFRS reclassifications

Certain balances and transactions have been reclassified under IFRS to separate them from balances and transactions of a dissimilar nature. In addition, certain balance sheet line captions have been reworded to more specifically describe the nature of related balances and transactions.

In addition to the items impacting the January 1, 2010 balance sheet, management has identified other differences between Canadian GAAP and IFRS that could result in accounting policy differences for current and comparative periods after January 1, 2010. These items, which continue to be assessed and quantified by management and may be subject to change, are summarized as follows:

Table 14 - Summary of Other Significant IFRS Differences from Canadian GAAP

Issue	Treatment Under Canadian GAAP	Treatment Under IFRS

Revenue recognition	The Company ceases to record interest and deferred fee revenue on all loans when they become impaired or 90 days past due.

When a loan is impaired, the Company revises its forecast of future loan cash flows, and the loan is carried at the discounted present value of these future impaired cash flows. Interest income is recognized on the accretion of the discounted value of the cash flows to their future values.

If, subsequent to impairing any future cash flows, management determines that further impairments are required, additional loan loss provisions may also be recorded.

Management has determined that all additional interest income that could have been recorded prior to January 1, 2010 under IFRS would have been written off through additional loan loss provisions. Therefore, there is no impact on the January 1, 2010 balance sheet under IFRS for these differences. However, management expects that additional interest income recorded during 2010 under IFRS will exceed any additional loan losses required, so these differences will result in higher net income during 2010 under IFRS compared with that recorded under Canadian GAAP.

Loan loss provisioning

Where indicators of impairment exist, the Company determines specific loan loss provisions by comparing the discounted present value of future cash flows for impaired loans, when such cash flows can be reasonably estimated, and records a loan loss provision for any excess in loan carrying value over the total discounted cash flows. When future cash flows cannot be reasonably estimated, the Company uses appraisal values.

Under existing IFRS, the Company is required to determine the loan loss provision using estimated discounted future cash flows for all loans for which indicators of impairment exist.

Management has determined that all existing loan loss provisions under Canadian GAAP were determined using future cash flows were, so there will be no differences for these provisions under IFRS. However, using future cash flows to determine future loan loss provisions rather than other available market or appraisal data may require more judgment under IFRS than under Canadian GAAP.

Loan syndications

The Company has derecognized the syndicated positions of all loans syndicated on a pari passu basis. As such, only the Company’s positions in these loans and related interest income are reported in the Company’s financial statements.

Management has determined that the terms of its loan syndication agreements do not disqualify the Company from derecognizing portions of loans held by syndicate partners. As such, no difference between the IFRS and Canadian GAAP presentation of these loans is expected.

In addition to the aforementioned items, disclosures required under IFRS are typically more detailed than those required under Canadian GAAP.

As a number of existing IFRS are currently undergoing revision, including those with respect to financial instruments, the Company’s IFRS plan and preliminary assessments may be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Accounting policy choices and elections under IFRS, and a preliminary IFRS transitional balance sheet (January 1, 2010) were reviewed for comment in the third quarter of 2010 by a third-party advisor. Management will continue to monitor updates to existing IFRS guidance and will assess their impact on the Company’s accounting policies and disclosure.

Impact of IFRS on the Company’s business processes

As part of its analysis of potential changes to significant accounting policies, management has assessed whether changes may be required to its accounting systems and business processes. Management believes that the accounting policy and financial reporting changes identified to date will not impact the Company’s systems, processes or internal controls.

Management has also assessed whether the adoption of IFRS will impact any contractual arrangements or relationships with external stakeholders. To date, no impacts on contractual arrangements or stakeholder relations arising from IFRS adoption have been identified.

The Company's staff involved in the preparation of financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company that will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 16 of its audited consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. Significant related party transactions during the year ended December 31, 2010 include the following:

  By way of private placement, the Company sold a total of 11,277,654 shares for net proceeds of $18.0 million to Sprott Inc., which is the ultimate parent company of Sprott LP (see “Material Contracts” herein), and two directors or officers of the Company (John Embry and Peter Grosskopf) who are also directors or officers of Sprott Inc. This placement was made to generate additional cash for resource lending, and to provide these related parties with an additional incentive to grow the Company’s share price. Shares sold to these related parties were on the same terms as other shares sold to arm’s length parties that participated in this private placement.

  As a result of terminating the employment contracts of Murray Sinclair (Chairman and director of the Company) and Brian Bayley (former President and Chief Executive Officer and current director of the Company), were each paid $1 million as provided under their employment contracts. $0.2 million was paid to Jim Grosdanis (Chief Financial Officer) in restructuring his employment contract. As a result of the rebranding of the Company in September 2010 (see “Business Profile and Strategy” herein), Messrs. Sinclair and Bayley have been retained by the Company. Each of Messrs Sinclair and Bayley are entitled to receive $0.2 million per year for two years.

  Loans receivable with a combined carrying value of $3.1 million were sold to Ionic Capital Corp., a company wholly owned by Messrs. Sinclair and Bayley. The loans were sold for an exchange amount of $3.1 million, as part of the Company’s effort to monetize its real estate loans.

  As at December 31, 2010, the Company accrued $1.3 million for employee loan monetization and retention bonuses. These bonuses are directly tied to the monetization of real estate loans and to encourage the retention of staff through the transition of the Company’s operations to a resource lender. This accrual is expected to be paid by April 2011.

The Company utilizes a majority independent credit committee of the Board of Directors when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board of Directors, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a credit facility provided to a borrower where the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at December 31, 2010, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 10, 2011, the Company had the following common shares and stock options outstanding:

Common shares	154,694,758
Stock options	8,635,000
Common shares on full dilution of stock options	163,329,758

As at March 10, 2011, there were 5,025,000 “in the money” stock options outstanding, of which 1,683,278 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of SRLC is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, SRLC is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  the segregation of duties to ensure that qualified staff is satisfied with all due diligence requirements prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

  the formation of a remediation team which focuses on the identification and remediation of problem loans;

  strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  frequent physical inspection of the properties by loan remediation team members;

  engaging new legal counsel, realtors, and other professionals;

  frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million, and any loan exposure for amounts greater than $20 million must be approved by the Board. The Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at December 31, 2010, the largest loan in the Company’s loan portfolio was a real estate loan for $22.6 million (24.9% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. SRLC manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2010, the Company had future loan commitments to borrowers of up to $7.7 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements. The Company’s material market risk is limited generally to those noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. SRLC mitigated this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at December 31, 2010, the Company had no variable rate loans and 15 fixed-rate loans with an aggregate principal of $118.5 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally based in US dollars would be subject to foreign exchange rate risk and Commodity price risk.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board of Directors, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on our assessment, management believes that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2010.

Changes in disclosure controls and procedures

Effective September 7, 2010, Peter Grosskopf was appointed Chief Executive Officer (“CEO”) of the Company, replacing Brian Bayley who remains as a director and resource lending advisor. There were no other changes during the year ended December 31, 2010 that have materially affected, or are likely to affect the Company’s disclosure controls or procedures.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on our assessment, management believes that the design and operation of the Company’s internal controls over financial reporting were effective as at December 31, 2010.

Changes in internal controls over financial reporting

Effective September 7, 2010, Peter Grosskopf was appointed Chief Executive Officer (“CEO”) of the Company, replacing Brian Bayley who remains as a director and resource lending advisor. There were no other changes during the year ended December 31, 2010 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.